Exhibit 99.1

GENFIT Reports First Quarter 2025 Financial Information

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), May 22, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced its cash position as of March 31, 2025 and revenues for the first three months of 2025.1

Cash position

As of March 31, 2025, the Company’s cash and cash equivalents amounted to €129.5 million compared with €74.0 million as of March 31, 2024, and €81.8 million as of December 31, 2024.

The increase in cash and cash equivalents between December 31, 2024, and March 31, 2025 is due to, as previously communicated on March 20, 20252, the completion of the non-dilutive Royalty Financing agreement with HCRx which triggered a €130.0 million first installment paid to GENFIT, offset by GENFIT’s repurchase of 1,882,891 2025 OCEANEs totaling €61.7 million.

The increase in cash and cash equivalents is offset by our continued research and development efforts, notably for:

•	UNVEIL-IT®, our Phase 2 clinical trial evaluating VS-01 in Acute-on-Chronic Liver Failure (ACLF);
•	Our cholangiocarcinoma program evaluating GNS561;
•	Our ACLF program evaluating G1090N;
•	Our non-clinical trial of SRT-015 in ACLF; and
•	Our preclinical work for CLM-022 in ACLF.

The royalty financing signed with HCRx on January 30, 2025 has significantly extended GENFIT’s cash runway, beyond the end of 2027, enabling the Company to further develop its pipeline focused on ACLF and support general corporate purposes. This estimation is based on current assumptions and programs and does not include exceptional events. This estimation assumes our expectation i) to receive significant future milestone revenue3 under the license and collaboration agreement with Ipsen and Ipsen meeting its sales-based thresholds for Iqirvo® (elafibranor) ii) drawing down all additional installments under the royalty financing, and iii) the reimbursement at maturity in October 2025 of any OCEANEs not repurchased and cancelled4.

1 Unaudited financial information under IFRS

2 https://ir.genfit.com/news-releases/news-release-details/genfit-announces-completion-non-dilutive-royalty-financing

3 See press release from May 20, 2025: GENFIT to receive a €26.5 million milestone payment following the approval of pricing and reimbursement of Ipsen’s Iqirvo® in Italy | GENFIT

4 As of the date of this press release, the nominal amount of GENFIT’s convertible debt is €586 thousand.

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Revenues

Revenues for the first three months of 2025 amounted to €2.8 million compared to €1.1 million for the same period in 2024.

Revenue for the first three months of 2025 was attributable to royalties from sales of Iqirvo® (elafibranor) from Ipsen.

Revenue for the first three months of 2024 was generated under the Transition Services Agreement and Part B Transition Services Agreement, signed in April 2022 and September 2023 respectively by GENFIT and Ipsen, in order to facilitate the transition of certain services related to the Phase 3 ELATIVE® clinical trial until the complete transfer of the responsibility of the trial to Ipsen.

Corporate governance update

Chief Medical Officer Carol Addy will retire, effective as of June 30, 2025. Her replacement will be announced at a later date. Pascal Prigent, CEO of GENFIT, commented: “We thank Carol for her valuable contribution to GENFIT’s progress over the last few years. We wish her all the best in this next chapter.”

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ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, G1090N, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor5) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and

5 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

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Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the Company’s expectations to receive milestones and royalty payments subject to Ipsen’s sales of Iqirvo® (elafibranor), the achievement of the necessary targets enabling the additional €55 million to be obtained under the royalty financing, and our financial outlook including our cash horizon, our cash flow and cash burn projections and business activity projections for 2025 and beyond. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward- looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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